UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 7, 2021

Benessere Capital Acquisition Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-39836	85-3223033
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

78 SW 7th Street, Unit 800 Miami, FL 33130
(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (561) 467-5200

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock, one Right and three-fourths of one Redeemable Warrant	BENEU	The NASDAQ Stock Market LLC
Class A Common Stock, par value $0.0001 per share	BENE	The NASDAQ Stock Market LLC
Rights, exchangeable into one-tenth of one share of Class A common Stock	BENER	The NASDAQ Stock Market LLC
Redeemable Warrants, each whole warrant exercisable for one share Class A Common Stock for $11.50 per share	BENEW	The NASDAQ Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01	Regulation FD Disclosure.

Included as Exhibit 99.1 to this Current Report on Form 8-K is an investor presentation (the “Investor Presentation”) that Benessere Capital Acquisition Corp. a Delaware corporation (“Benessere” or the “Registrant”), and eCombustible Energy LLC, a Delaware limited liability company (“eCombustible”), plan to use in various meetings with securities analysts, investors and others regarding matters relating to the proposed Business Combination (as defined below). The Investor Presentation is being furnished herewith and is incorporated herein by reference.

Exhibit 99.1 is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act, except as expressly set forth by specific reference in such filing.

Additional Information and Where to Find It

As previously reported by the Registrant, Benessere has entered into a proposed business combination (the “Business Combination”) pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of November 23, 2021, by and among (i) Benessere, (ii) BCAC Holdings Inc., a Delaware corporation (“Pubco”), (iii) BCAC Purchaser Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Pubco, (iv) BCAC Company Merger Sub LLC, a Delaware limited liability company and a wholly-owned subsidiary of Pubco, (v) BCAC Purchaser Rep LLC, a Delaware limited liability company, in the capacity as the representative for the equity holders of Pubco (other than certain holders of securities of eCombustible, as defined in the Merger Agreement), (vi) Jorge Arevalo in the capacity as the representative for certain security holders of eCombustible and (vii) eCombustible.

In connection with the Merger Agreement and the proposed Business Combination, the Registrant intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”), which will include a proxy statement/prospectus. The Registrant’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the Business Combination, as these materials will contain important information about the Registrant, eCombustible, the Merger Agreement and the Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to stockholders of the Registrant as of a record date to be established for voting on the Business Combination. Stockholders of the Registrant will also be able to obtain copies of the Registration Statement, the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Benessere Capital Acquisition Corp., 78 SW 7th Street, Unit 800, Miami, FL 33130, Attention: Patrick Orlando.

Participants in the Solicitation

The Registrant, eCombustible and their respective directors, executive officers, other members of management and employees may be deemed participants in the solicitation of proxies from the Registrant’s stockholders with respect to the Business Combination. Investors and securityholders may obtain more detailed information regarding the names and interests in the Business Combination of the Registrant’s directors and officers in the Registrant’s filings with the SEC, including the Registration Statement, and such information with respect to eCombustible’s directors and executive officers will also be included in the Registration Statement.

Forward-Looking Statements

This Current Report on Form 8-K contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed Business Combination between eCombustible and the Registrant, including (without limitation) statements regarding the anticipated benefits of the Business Combination, the anticipated timing of the Business Combination, the implied enterprise value and pro forma ownership, future financial condition and performance of eCombustible and the combined company after the Closing and expected financial impacts of the Business Combination, the satisfaction of closing conditions to the Business Combination, the level of redemptions of the Registrant’s public stockholders, the potential benefits of eCombustible’s solution for customers and potential customers, the products and markets of eCombustible and the expected future performance and market opportunities of eCombustible. These forward-looking statements are generally identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.

Many factors could cause actual future events to differ materially from the forward-looking statements in this Current Report on Form 8-K, including, but not limited to, the following factors: (i) the risk that the Business Combination may not be completed in a timely manner, or at all, which may adversely affect the price of the Registrant’s securities; (ii) the risk that the Business Combination may not be completed by the Registrant’ business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by the Registrant; (iii) the failure to satisfy the conditions to the consummation of the Business Combination, including the approval of the Merger Agreement by the stockholders of the Registrant; (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; (v) Registrant stockholder redemptions exceeding a maximum threshold or the failure to meet The Nasdaq Stock Market’s initial listing standards in connection with the consummation of the contemplated transactions; (vi) the effect of the announcement or pendency of the Business Combination on eCombustible’s business relationships, operating results, prospects and business generally; (vii) risks that the proposed Business Combination disrupts current plans and operations of eCombustible; (viii) the outcome of any legal proceedings that may be instituted against eCombustible or against the Registrant related to the Merger Agreement or the proposed Business Combination; (ix) changes in the energy markets in which eCombustible competes, including with respect to its competitive landscape, technology evolution or regulatory changes, (x) changes in domestic and global general economic conditions; (xi) the risk that eCombustible is not able to recognize revenue for its products or secure additional contracts that generate revenue; (xii) the risk that eCombustible may not be able to execute its growth strategies; (xiii) risks related to the ongoing COVID-19 pandemic and response; (xiv) risk that eCombustible may not be able to develop and maintain effective internal controls; (xv) costs related to the Business Combination and the failure to realize anticipated benefits of the Business Combination or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions; and (xvi) risks related to competition in the markets in which eCombustible intends to compete; and (xvii) risks related to the early stage of eCombustible’s business; and (xviii) those factors discussed in the Registrant’s filings with the SEC and that that will be contained in the Registration Statement relating to the proposed Business Combination.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in the “Risk Factors” section of the Registration Statement and other documents to be filed by the Registrant from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and while the Registrant and eCombustible may elect to update these forward-looking statements at some point in the future, they assume no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Neither of the Registrant nor eCombustible gives any assurance that the Registrant or eCombustible, or the combined company, will achieve its expectations.

No Offer or Solicitation

This Current Report on Form 8-K will not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This Current Report on Form 8-K will also not constitute an offer to sell, or the solicitation of an offer to buy, any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the applicable securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits. The following exhibit is furnished herewith:

Exhibit No.	Description of Exhibits

99.1	Investor Presentation, dated December 2021

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Benessere Capital Acquisition Corp.

Dated: December 7, 2021	By:	/s/ Patrick Orlando
Name: Patrick Orlando
Title: Chief Executive Officer

Exhibit 99.1 C OME C H AN G E TH E W OR LD WITH U S Investor Presentation – December 2021

Forward-Looking Statements This Presentation contains forward-looking statements within the meaning of the federal securities laws with respect to the proposed business combination (the “Business Combination’) between eCombustible Energy LLC ( “eCombustible”) and Benessere Capital Acquisition Corp. (the “Company”), including (without limitation) statements regarding the anticipated benefits of the Business Combination, the anticipated timing of the Business Combination, the implied enterprise value and pro forma ownership, future financial performance of eCombustible and the combined company after the Closing and expected financial impact of the Business Combination, eCombustible’s expectations regarding its recurring revenue model and the timing of any potential revenue, the potential benefits and attributes of eCombustible’s solution and technology for customers and potential customers, the markets and opportunity for eCombustible’s solutions, eCombustible’s business plans and strategy and its ability to execute its strategy, eCombustible’s beliefs regarding the competitive benefits of its solution and its ability to compete, and eCombustible’s expectations regarding its pipeline and customer targets. These forward-looking statements are generally identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this Presentation, including, but not limited to, the following factors: the risk that the Business Combination may not be completed in a timely manner, or at all, which may adversely affect the price of the Company’s securities; the risk that the Business Combination may not be completed by the Company’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by the Company; the failure to satisfy the conditions to the consummation of the Business Combination, including the approval of the Merger Agreement by the stockholders of the Company; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; Company stockholder redemptions exceeding a maximum threshold or the failure to meet The Nasdaq Stock Market’s initial listing standards in connection with the consummation of the Business Combination; the effect of the announcement or pendency of the Business Combination on eCombustible’s business relationships, prospects and business generally; risks that the proposed Business Combination disrupts current plans and operations of eCombustible; the outcome of any legal proceedings that may be instituted against eCombustible or the Company related to the Merger Agreement or the proposed Business Combination; changes in the energy markets in which eCombustible competes, including with respect to its competitive landscape, technology evolution or regulatory changes, or changes in domestic and global general economic conditions; the risk that eCombustible is not able to recognize revenue for its solutions or secure additional contracts that generate revenue; the risk that eCombustible may not be able to execute its business strategy; risks related to the ongoing COVID-19 pandemic and response; the risk that eCombustible may not be able to develop and maintain effective internal controls; costs related to the Business Combination and the failure to realize anticipated benefits of the Business Combination or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions; risks related to competition in the markets in which eCombustible competes and intends to compete; risks related to the early stage of eCombustible’s business and its technology; risks related to market acceptance of eCombustible’s solution; the ability of eCombustible’s technology to perform as intended; and those factors discussed in the Company’s filings with the SEC and that that will be contained in the Registration Statement relating to the proposed Business Combination. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in the “Risk Factors” section of the Registration Statement and other documents to be filed by the Company from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and while the Company and eCombustible may elect to update these forward-looking statements at some point in the future, they assume no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Neither of the Company nor eCombustible gives any assurance that the Company or eCombustible, or the combined company, will achieve its expectations. Important Information About the Business Combination and Where to Find It In connection with the Agreement and Plan of Merger dated as of November 23, 2021 (the “Merger Agreement”) by and among (i) the “Company”, (ii) BCAC Holdings Inc., a Delaware corporation (“Pubco”), (iii) BCAC Purchaser Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Pubco (“Purchaser Merger Sub”), (iv) BCAC Company Merger Sub LLC, a Delaware limited liability company and a wholly-owned subsidiary of Pubco (“Company Merger Sub”), (v) BCAC Purchaser Rep LLC, a Delaware limited liability company (the “Purchaser Representative”), in the capacity as the representative for the equity holders of Pubco (other than certain holders of eCombustible securities), (vi) Jorge Arevalo in the capacity as the representative for certain security holders of eCombustible (the “Seller Representative”) and (vii) eCombustible, a Delaware limited liability company and the proposed Business Combination, the Company intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”), which will include a proxy statement/prospectus. The Company’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the Business Combination, as these materials will contain important information about the Company, eCombustible, the Merger Agreement and the Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to stockholders of the Company as of a record date to be established for voting on the Business Combination. Stockholders of the Company will also be able to obtain copies of the Registration Statement, the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Benessere Capital Acquisition Corp., 78 SW 7th Street, Unit 800, Miami, FL 33130, Attention: Patrick Orlando. Participants in the Solicitation The Company, eCombustible and their respective directors, executive officers, other members of management and employees may be deemed participants in the solicitation of proxies from the Company’s stockholders with respect to the Business Combination. Investors and securityholders may obtain more detailed information regarding the names and interests in the Business Combination of the Company’s directors and officers in the Company’s filings with the SEC, including the Registration Statement, and such information with respect to eCombustible’s directors and executive officers will also be included in the Registration Statement. No Offer or Solicitation This Presentation will not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This Presentation will also not constitute an offer to sell, or the solicitation of an offer to buy, any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the applicable securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom. This Presentation may contain trademarks, registered trademarks and trade names that are the property of their respective owners. 2

A NEW HYDROGEN-BASED FUEL There are no carbon emissions, and eCombustible Energy LLC has developed, patented and piloted the remaining by-products are primarily the production of a customizable and cost-competitive oxygen and water. hydrogen-based fuel that can be used in a variety of industrial thermal applications. We believe eCombustible can be the zero-carbon solution of Installation size is flexible, and our technology is modular and scalable. choice as a primary fuel source replacement for fossil fuels in industrial processes that require significant amounts of heat. It can be produced at a customer’s site, eCombustible’s technology has been demonstrated in giving rise to additional savings by avoiding applications replacing natural gas, diesel and propane gas. need for transportation and storage. Recurring revenue model, with annual recurring revenue expected to commence beginning in Q3 2022. We seek to build, install, maintain and operate our fuel production units on site, where our fuel will be converted into thermal energy using our clients’ existing equipment, e.g., boiler, BU SIN E SS MO DE L kiln, furnace. Capex and opex will be provided by eCombustible Energy, and the client will pay for the fuel under a long-term, take-or-pay fuel supply agreement. 3

ZERO CARBON, CUSTOMIZABLE, COMPETITIVE Carbon-free fuel solution available today for stationary thermal applications Customizable and scalable fuel output that integrates with existing equipment Cost-competitive to most fossil fuels in many regions of the world 4

PATENTED TECHNOLOGY eCombustible’s patented process can create customized hydrogen compounds with higher specific gravity and greater calorific content (on a volumetric basis) than conventional electrolyzers. This means that our fuel can provide customers with fuel optimized to desired characteristics, making eCombustible an ideal replacement for fossil fuels in customers’ existing applications. H IG H EFFIC IEN C Y ST AN D AR DIZ ED eCombustible’s patented process uses less energy eCombustible’s modular design is scalable and can than traditional electrolyzers to break H O into be integrated into existing facilities. 2 fuel and oxygen.* *Based on company analysis using publicly available information of competing electrolyzers 5

GCT – Experienced Engineering Partner PROVEN CAPABILITIES Piloted, Independently Reviewed & Witnessed Gas Cleaning Technologies LLC (GCT)* is an engineering and consulting firm that specializes in gas • Successfully piloted 24/7 for 11 months in 2018 at industrial kiln for brick cleaning and energy solutions. GCT clients include manufacturing process, replacing LPG. Long-term contract executed 2021. major metals, mining and steel manufacturers around the globe • Built and tested extensively 1/3 scale module in Dallas and So Florida • Sargent & Lundy – A leading engineering and consulting firm, conducted a technology review and found that eCombustible’s hydrogen In 2019, on the suggestion of a prospective customer, fuel production process has significant potential when operated eCombustible Energy partnered with GCT for sustainably at full scale. engineering, design and testing • Intertek – A global assurance, testing, inspection & certification company, provided a review of testing. Standardization & Upgrades • Industry-standard equipment life • Off-the-shelf materials for construction, easier maintenance • Durability enhancements for corrosion and wear • Design complies with fire and hydrogen codes and standards • Automated control network (PLC/DCS) • Fuel production measurement for performance and billing * GCT commenced work with the company in 2019 and became a shareholder in 2020 6

A LARGE GLOBAL OPPORTUNITY Global Industrial Thermal Processes Target Segments Competitive Cost ~ $100B Global Addressable Market • Mining/Metals eCombustible Production Cost vs (fuel only – under assumption of fuel • Tile, Brick/Other Construction Global Fuel Price @ $3/MMBtu)* ($/MMBtu) Materials • Automotive/Tire 35 ~ 25% of global energy usage versus 30 • Food/Beverage 29% for transportation sector** 25 • Hospitality 20 • Chemical 15 • Cement ~ 22.5% of global C0 emissions** 2 10 • Data Centers 5 • Textiles 0 • Power/CHP* 1 2 3 4 5 6 eCombustible Coal LNG CNG Barrel of Oil LPG * Based on IEA data from IEA (2020) World Energy • Mobility* 1 – Cost to produce eCombustible at $0.09/kWh electricity input Outlook, www.iea.org/weo. All rights reserved; as 2 – BP “Statistical Review of World Energy 2021” modified by e-Combustible. 3 – Global LNG Hub; 11/1/21; International Benchmarks to Henry * Planned for late 2022/2023 ** Source: IEA 2019, Renewables – Analysis and Hub - HH-TTF Spread Forecast to 2024. All rights reserved. 4 – Brent crude price 11/16/21 5 – Global LNG Hub: Natural Gas Price Benchmarks October,2021“ 6 - GlobalPetrolPrices.com; 11/8/21. GlobalPetrolPrices.com All – Based on prices in Chile, Peru, Spain, South Africa and Brazil 7

A SCALABLE PATH FOR GROWTH T O D AY 2023 - 25* Highly customized and local through • Institute contract manufacturing current small scale manufacturing partners; • Engage companies in the Americas, Europe and Asia one-off procurement and manufacturing • Streamline and regionalize manufacturing capabilities • Solidify global construction contractor and activate local labor forces • Expand eCombustible operations team in Miami and in key regions Managed by local partner utilizing local • Offer local maintenance teams or engage global O&M provider construction crews • Institute global eCombustible training team and contract commissioning team • Standardize packages to enable easy duplication One-off, customized, design packages; • Develop computer models for most common combustion systems development of standardized units • Create third-party partnerships to perform detail engineering *Assumes successful completion of business combination and sufficient amount of working capital post-closing 8 Engineering Construction Manufacturing

CONTRACTS & PIPELINE Projects under MOU or Global demand across broad applications and fuels >50 .08 in detailed discussions Fuel Type Displaced Project Size Liquid 0-.25 MW Gaseous .25-1 MW Solid 1-5 MW >5 MW Opportunities by End Markets CONTRACTED FUEL SUPPLY AGREEMENTS Mining § Under contract with 4 customers § Represents ~111,380 MMBtu/month and annual recurring revenue expected to Metals commence Q3 2022 § Customers represent leading global mining, bottling and tile companies replacing liquified petroleum gas, natural gas and diesel; potential for expansion to other sites 9 with success in these agreements § In discussion with a number of potential customers, with several under MOU

EXECUTIVE LEADERSHIP eCombustible Energy’s success is driven by a world-class management team and experienced scientists, with operating divisions led by executives with decades of leadership in their respective industries. JORGE AREVALO KAREN CHILDRESS JIM DRISCOLL CARLOS KIYAN GABRIELLE VILLEGAS TEDD SELLERS Founder & Chief Chief Financial Officer Chief Operating Officer VP of Engineering SVP of Project Chief Commercial Officer Executive Officer Services Management & Implementation 10

TRANSACTION OVERVIEW

Sources and Uses

Sources

Cash in SPAC Trust[1]	$116,774,441
Stock Consideration to Target	$805,000,000
Total Sources	**$921,774,441**

Uses

Stock Consideration to Target	$805,000,000
Estimated Fees & Expenses[2]	$7,275,000
Cash to Target	$109,499,441
Total Uses	**$921,774,441**

Pro Forma

Shares Outstanding[2,3,4]	95,693,750
Share Price[5]	$10.15
Market Cap	**$971,291,563**
Plus: Debt	$5,000,000
Less: Cash	$109,499,441
Enterprise Value	**$866,972,121**

Transaction Highlights

Cash Resources	• Benessere Capital Acquisition Corp. currently has ~ $116MM in trust
Capital Structure[2,3]	• ~ $109MM net cash to balance sheet (assuming no redemption)

Pro Forma Ownership [1,2,3,4,5]
(at $10.15/share)



3.4%
0.4%
12.0%
84.1%
eCombustible Shareholders
SPAC IPO Investors
SPAC Sponsors
Financial Advisors

Source: Benessere Capital Acquisition Corp., eCombustible Energy LLC. For illustrative purposes only and subject to change.

1. Assumes no redemptions by the public stockholders. Balance as of November 30, 2021.
2. M&A advisory fees are paid in stock..
3. Pro Forma share outstanding and ownership excludes Benessere warrants and any securities that may be issued prior to the business combination.
4. Excludes earn-out shares. Earn-out tranche 1 is 29.5 million shares triggered at $12.50 and tranche 2 is 29.5 million shares triggered at $15.00 per share within 30 months after the closing of transaction.
5. Price per share as of December 6, 2021, which equals the redemption price paid to the public stockholders which could be higher than $10.15 per share due to earnings on the trust account balance.

eCombustible
11

*,** PUBLICLY TRADED COMPARABLE COMPANIES ($ in millions) $17,448 1 2 Electrolyzer & Fuel Cell Power Gen / RNG $5,598 $5,454 $3,522 $3,270 $2,976 $2,670 $2,544 $2,251 $1,499 $509 $432 $278 $252 $42 42.5x Avg: 6.6x Avg: 12.5x 21.0x 15.4x 15.2x 12.8x 12.3x 9.3x 7.9x 8.1x 5.7x 5.2x 3.6x 3.4x 3.8x 3.0x 34.5x Avg: 8.9x Avg: 5.3x 13.0x 10.2x 9.0x 8.9x 8.5x 6.8x 5.6x 4.5x 3.5x 3.1x 2.2x 2.3x 2.2x N/A 1 1, 2, 3 1, 2, 3 2 2, 3 1 2 1 2 2 1 1 3 3 3 Source: CapitalIQ *Annual financials calendarized to December year end. Market data and values converted to USD at exchange rates as of 12/02/2021 ** Multiples >50x are marked as not meaningful “nm.” Multiples where 12 data is not available are denoted as “N/A’” 3 Companies with all or some long-term contracted revenue EV / 2024E Revenue EV / 2023E Revenue

THANK YOU!